Exhibit 12.1

	BALTIC TRADING LIMITED CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Amounts in thousands of dollars, except ratios)

	Year Ended December 31,
	2012	2011	2010

Earnings:
Net income (Loss)	$(17,269,808)	$(431,112)	$8,322,435
Adjustments:
Fixed charges	4,252,077	4,421,915	2,195,860
Plus amortization of capitalized interest	1,648	1,644	365
Less capitalized interest	-	-	(41,117)

Earnings	$(13,016,082)	$3,992,446	$10,477,542

Fixed Charges:
Interest expensed and capitalized interest	$3,785,056	$3,954,897	$1,925,884
Amortization of deferred financing costs	467,021	467,018	269,976
Interest component of rent expense	-	-	-

Total fixed charges	$4,252,077	$4,421,915	$2,195,860

Ratio of earnings to fixed charges	(3.06)	0.90	4.77